UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Novamerican Steel Inc.
                         -----------------------------
                                (Name of Issuer)

                    Common Shares, Without Nominal Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                    669959108
                         -----------------------------
                                 (CUSIP Number)

                                 D. Bryan Jones
                                6001 Irwin Street
                         LaSalle, Quebec, Canada H8N 1A1
                                 (617) 335-6682

                         -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2005
                         -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                    Names of Reporting Persons
         1
                         D. Bryan Jones
--------------------------------------------------------------------------------
                    Check the Appropriate Box if a Member of a Group
                    (See Instructions)
         2
                         (a) |_|

                         (b) |_|
--------------------------------------------------------------------------------
                    SEC Use Only
         3
--------------------------------------------------------------------------------

                    Source of Funds
         4
                         PF
--------------------------------------------------------------------------------

                    Check if Disclosure of Legal Proceedings Is Required
                         Pursuant to Items 2(d) or 2(e)
         5
                         |_|
--------------------------------------------------------------------------------

                    Citizenship or Place of Organization
         6
                         Mr. Jones is a citizen of Quebec, Canada.
--------------------------------------------------------------------------------

                                            7    Sole Voting Power

     Number of Shares Beneficially               390,404
    Owned by Each Reporting Person
                 With:                    --------------------------------------

                                            8    Shared Voting Power

                                                 5,332,886

                                          --------------------------------------

                                            9    Sole Dispositive Power

                                                 390,404

                                          --------------------------------------

                                            10   Shared Dispositive Power

                                                 5,332,886
--------------------------------------------------------------------------------

                    Aggregate Amount Beneficially Owned by Each Reporting Person

        11
                          5,723,290
--------------------------------------------------------------------------------

                    Check if the Aggregate Amount in Row (11) Excludes Certain
        12           Shares

                          See Item 5 below.  |_|
--------------------------------------------------------------------------------

                    Percent of Class Represented by Amount in Row (11)
        13
                          56.5% of the Issuer's currently outstanding stock.
--------------------------------------------------------------------------------

                    Type of Reporting Person (See Instructions)
        14
                          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    Names of Reporting Persons
         1
                         3414116 Canada Inc.
--------------------------------------------------------------------------------
                    Check the Appropriate Box if a Member of a Group
                    (See Instructions)
         2
                         (a) |_|

                         (b) |_|
--------------------------------------------------------------------------------
                    SEC Use Only
         3
--------------------------------------------------------------------------------

                    Source of Funds
         4
                         Not applicable.
--------------------------------------------------------------------------------

                    Check if Disclosure of Legal Proceedings Is Required
         5               Pursuant to Items 2(d) or 2(e)

                         |_|
--------------------------------------------------------------------------------

                    Citizenship or Place of Organization
         6
                         3414116 Canada Inc. is organized under the laws
                         of Canada.
--------------------------------------------------------------------------------

                                            7    Sole Voting Power
     Number of Shares Beneficially
    Owned by Each Reporting Person
                 With:
                                          --------------------------------------

                                            8    Shared Voting Power

                                                 841,217

                                          --------------------------------------

                                            9    Sole Dispositive Power



                                          --------------------------------------

                                            10   Shared Dispositive Power

                                                 841,217
--------------------------------------------------------------------------------

                    Aggregate Amount Beneficially Owned by Each Reporting Person 11
                           841,217
--------------------------------------------------------------------------------

        12          Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares

                          See Item 5 below.  |_|
--------------------------------------------------------------------------------

                    Percent of Class Represented by Amount in Row (11)
        13
                          8.3% of the Issuer's currently outstanding stock.
--------------------------------------------------------------------------------

                    Type of Reporting Person (See Instructions)
        14
                          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    Names of Reporting Persons

         1
                         3349942 Canada Inc.
--------------------------------------------------------------------------------
                    Check the Appropriate Box if a Member of a Group
                    (See Instructions)
         2
                         (a) |_|

                         (b) |_|
--------------------------------------------------------------------------------
                    SEC Use Only
         3
--------------------------------------------------------------------------------

                    Source of Funds
         4
                         Not applicable.
--------------------------------------------------------------------------------

                    Check if Disclosure of Legal Proceedings Is Required
         5               Pursuant to Items 2(d) or 2(e)

                         |_|
--------------------------------------------------------------------------------

                    Citizenship or Place of Organization
         6
                         3349942 Canada Inc. is organized under the laws
                         of Canada.
--------------------------------------------------------------------------------

                                            7    Sole Voting Power

     Number of Shares Beneficially               0
    Owned by Each Reporting Person
                 With:                      ------------------------------------

                                            8    Shared Voting Power

                                                 4,491,669

                                            ------------------------------------

                                            9    Sole Dispositive Power

                                                 0

                                            ------------------------------------

                                            10   Shared Dispositive Power

                                                 4,491,669
--------------------------------------------------------------------------------

                    Aggregate Amount Beneficially Owned by Each Reporting Person 11
                          4,491,669
--------------------------------------------------------------------------------

        12          Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares

                          See Item 5 below.  |_|
--------------------------------------------------------------------------------

                    Percent of Class Represented by Amount in Row (11)
        13
                          44.4% of the Issuer's currently outstanding stock.
--------------------------------------------------------------------------------

                    Type of Reporting Person (See Instructions)
        14
                          CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the Common Shares, without nominal or par value (the "Shares"), of Novamerican Steel Inc., a Canadian corporation (the "Company"). The address of the Company's principal executive office is 6001 Irwin Street, LaSalle, Quebec, Canada, H8N 1A1.

ITEM 2.    IDENTITY AND BACKGROUND

The persons filing this Statement are D. Bryan Jones ("Jones"), 3349942 Canada Inc., a Canadian corporation wholly owned by Jones ("3349942"), and 3414116 Canada Inc. ("3414116"), a Canadian Corporation wholly owned by 3349942. The business address of Jones, 3349942 and 3414116 is 6001 Irwin Street, LaSalle, Quebec, Canada, H8N 1A1. Jones, a citizen of Canada, is the Chairman of the Board, President and Chief Executive Officer of the Company. 3349942 was formed on February 27, 1997, and is authorized to conduct any business which may be legally conducted by a corporation under the laws of Canada. As of the date hereof, 3349942's business is solely investment management. 3414116 was formed on September 23, 1997, and is authorized to conduct any business which may be legally conducted by a corporation under the laws of Canada. As of the date hereof, 3414116's business is solely investment management. During the last five years, neither Jones, 3349942 nor 3414116 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Jones, 3349942 or 3414116 been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Jones, 3349942 or 3414116 was or is subject to a judgment, decree or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION

Jones has purchased his respective shares solely for the purpose of equity security investment. In addition, on March 29, 2005, the shareholders of the Company approved an amendment to its articles of incorporation that authorized its board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of its following annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of its shareholders. Other than the 540,000 Shares sold as described in Item 3 above, and his support of the amendment to the Company's articles of incorporation described in this
Item 4, Jones has no present plans or proposals which would relate to or result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) A sale or merger of an material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)(i) As of the date of this Statement, Jones is the beneficial owner of 5,723,290 Shares (approximately 56.5% of the outstanding Shares, based on information provided in the Company's Rule 424(b)(4) Prospectus filed on May 6,
2005).

(ii) As of the date of this Statement, 3349942 is the beneficial owner of 4,491,669 Shares (approximately 44.4% of the outstanding Shares, based on information provided in the Company's Rule 424(b)(4) Prospectus filed on May 6,
2005). Jones, as the 100% owner of 3349942, may be deemed to beneficially own Shares beneficially owned by 3349942.

(iii) As of the date of this Statement, 3414116 is the beneficial owner of 841,217 Shares (approximately 8.3% of the outstanding Shares, based on information provided in the Company's Rule 424(b)(4) Prospectus filed on May 6,
2005). Jones, as the 100% owner of 3414116, may be deemed to beneficially own Shares beneficially owned by 3414116.

(b) Jones has sole voting and investment power with respect to 390,404 of the Shares reported in (a)(i) above, and shared voting and investment power with respect to 5,332,886 of the Shares reported in (a)(i) above. 3349942 has shared voting power and shared investment power with respect to the Shares reported in
(a)(ii) above. 3414116 has shared voting power and shared investment power with respect to the Shares reported in (a)(iii) above.

(c) Mr. Jones recently sold 540,000 Shares through an underwritten secondary offering which was executed on May 10, 2005. In order to complete this sale, Mr. Jones transferred 540,000 shares from 3414116 Canada Inc. to 4273273 Canada Inc., a Canadian corporation, in exchange for 84.4% of 4273273 Canada Inc.'s shares. Scott B. Jones, a Vice President, Secretary and Director of the Company, transferred 100,000 Shares he beneficially owned to 4273273 Canada Inc., in exchange for 15.6% of 4273273 Canada Inc.'s shares. 4273273 Canada Inc. transferred all of its shares to 4273281 Canada Inc., a Canadian corporation, in exchange for which Mr. Jones received 84.4%, and Scott B Jones received 15.4%, of 4273281 Canada Inc.'s shares. 4273281 Canada Inc. exchanged all of the shares of 4273273 Canada Inc. to the Company for 640,000 Shares. 4273281 Canada Inc. delivered 540,000 of the Shares for sale upon the closing of the underwritten secondary offering on behalf of D. Bryan Jones, and 100,000 of the Shares on behalf of Scott B. Jones. The sale price to the underwriters for the Shares was $34.346875 per share. As a result of this sale, Jones is the beneficial owner of 5,723,290 Shares.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Underwriting Agreement attached as an Exhibit to the Registration Statement filed on Amendment No. 4 to Form F-3 filed on May 3, 2005, and the provision for a currently unexercised over-allotment option contained therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Jones, 3349942 or 3414116 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2005


/s/ D. Bryan Jones
------------------
D. Bryan Jones


3349942 CANADA, INC.

By: /s/ D. Bryan Jones
   -------------------
D. Bryan Jones
President and Secretary


3414116 CANADA, INC.

By: /s/ D. Bryan Jones
   -------------------
D. Bryan Jones
President and Secretary